

Mail Stop 3561   May 24, 2016

Kevin P. O'Connell
Chief Executive Officer
RC-1, Inc.
1100 Sunrise Center Drive
Thomasville, NC 27360

> **Re: RC-1, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2016**
> **File No. 333-210960**

Dear Mr. O'Connell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

3. Please include, either on the prospectus cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

4. Please describe the various factors considered in determining the offering price. Refer to Item 505(a) of Regulation S-K.

Prospectus Cover Page

5. Please refer to paragraph 6 on the cover page. Please remove the statement that all documents subsequently filed by RC-1 should be deemed to be incorporated by reference as it does not appear that you are eligible to use forward incorporation by reference. Refer to General Instructions VII to Form S-1.

Prospectus Summary, page 1

Capital Requirements, page 3

6. We note your disclosure in this section that the estimated cost to operate your business through December 31, 2016 is $250,000 and your disclosure on pages 14 and 19 that you require $250,000 to fund the business through March 31, 2017 and the middle of 2016, respectively. Please revise for consistency.

Relationship with our Majority Shareholder, page 3

7. We note your disclosure in this section that Mr. O'Connell owns approximately 71% of your outstanding common stock and your disclosure on pages 6, 15 and 24 that Mr. O'Connell owns 67.6% of your outstanding common stock. Please revise for consistency.

Decision to go Public, page 5

8. We note the reference in this section to having your stock quoted on OTCQX and the reference to having your stock quoted on OTCQB on page 9. Please revise to clarify on which tier of the OTC Markets you intend to have your stock quoted.

Business of the Company, page 12

Competition Events Attended, page 12

9. Please revise to clarify what the significance is of the sentence next to the asterisks at the bottom of page 12.

Production Services, page 13

10. We note your disclosure that you entered into an event services agreement with Carolina Pro Am Services, Inc. Please file this agreement as an exhibit or tell us why you are not required to do so.

Employees, page 16

11. Please indicate the number or employees you have to the most recent practicable date.

Management, page 22

12. We note your disclosure on page 23 that your board of directors is composed of three members. Please indicate in this table who your directors are. Please disclose the term of office for each director and officer and any period during which the individuals in the table have served as a director or officer; describe briefly any arrangement or understanding between the director or officer and any other person (naming such person) pursuant to which he or she was to be selected as a director or officer. Refer to Items 401(a) and 401(b) of Regulation S-K.

13. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership, page 24

14. Please identify the individual or individuals at Cassin Farlow, LLC and Rick Ware Racing, LLC who have voting and dispositive power with respect to the shares held by each entity.

15. Please correct the percentage of stock outstanding in the table for the directors and officers as a group.

Description of Securities, page 25

16. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Certain Relationships and Related Transactions, page 25

17. We note the heading for this section on page 25, but we are unable to locate the corresponding disclosure. Please revise or advise.

Selling Stockholders, page 27

18. Please confirm the chart is of the most recent practicable date and include the date of the information, to the most recent practicable date, in the introductory paragraph to the selling shareholder chart.

19. Please briefly explain the transactions from which the selling shareholders received their shares.

20. Please tell us if any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution

21. Please clarify here that the selling shareholders will sell their shares at a fixed price of $.15 per share until quoted on the OTC Bulletin Board or OTC Markets. Please also indicate which market, to the extent known, or advise.

Signatures, page II-4

22. Your principal executive officer, principal financial officer, and principal accounting officer or controller must sign Form S-1 in their individual capacities in the second half of the signature page. Please revise the second half of the signature page to indicate all of the positions that Mr. O'Connell holds. Also, please revise the second half of the signature page to include the signatures of at least a majority of your board of directors. Refer to the Instructions to Signatures in Form S-1.

Other

23. Please revise your filing to include updated financial statements as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Stanley Moskowitz, Esq.